Delisting Determination,The Nasdaq Stock Market, LLC,
July 11, 2012, Wuhan General Group. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Wuhan General Group
(the Company), effective at the opening of the trading session on July 23, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on May 14, 2012.
The Company appealed the determination to a Hearing Panel.
On June 13, 2011,the Company withdrew its request for an appeal and the Staff determination to delist the Company became final on June 15, 2012.